December 1, 2022

VIA EDGAR

Ms. Rebecca Marquigny
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. Marquigny:

This letter provides information relating to Post-Effective Amendment No. 75 (the “Amendment”) to the Registrant’s Registration Statement filed on October 17, 2022, for the principal purpose of making material updates related to changing the index for the American Century Quality Diversified International ETF (the “Fund”). The Amendment did not include all of the R-tagging necessary to mark the changes for the Staff.

At the Staff’s direction, we have included in this Correspondence a copy of the Amendment marked to show the areas that reflect the index change. We have also included the methodology of the Fund’s new index. Both the new index and the Fund’s former index are rules based indexes comprised of large- and mid-capitalization equity securities of global issuers outside of the United States.

If you have any questions regarding the enclosed information, please contact the undersigned at Ashley_Bergus@americancentury.com or (816) 340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com